     This announcement is neither an offer to purchase nor a solicitation of offers to sell shares. The offer is made solely by the Offer to Purchase and the related Letter of Transmittal which are being mailed to stockholders of Conectiv on or about May 11, 1999. While the offer is being made to all holders of shares of Conectiv's Common Stock, tenders will not be accepted from or on behalf of the stockholders in any jurisdiction in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require the offer to be made by a broker or dealer that is registered in such jurisdictions and, subject to the availability of an exclusion from the broker or dealer definition or an exemption from broker or dealer registration, the offer shall be deemed to be made on behalf of Conectiv by The Blackstone Group L.P. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                    NOTICE OF OFFER TO PURCHASE FOR CASH BY

                                    CONECTIV

                  UP TO 14,000,000 SHARES OF ITS COMMON STOCK

                  AT A PURCHASE PRICE NOT GREATER THAN $25.50

                       AND NOT LESS THAN $23.50 PER SHARE

     Conectiv, a Delaware corporation (the "Company"), invites holders of shares of its Common Stock, par value $0.01 per share (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 23, 1998 (the "Rights Agreement"), between the Company and Conectiv Resource Partners, Inc., as the Rights Agent), to tender such Shares to the Company at a price not greater than $25.50 nor less than $23.50 per Share in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $25.50 nor less than $23.50 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 14,000,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) at a price not greater than $25.50 nor less than $23.50 per Share. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions contained therein. The Company reserves the right, in its sole discretion, to purchase more than 14,000,000 Shares pursuant to the Offer. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

     Although the Company is not offering to purchase shares of Class A Common Stock, par value $0.01 per share, of the Company ("Class A Common Stock"), as a result of the Offer, holders of Class A Common Stock may elect, in accordance with the terms of the Restated Certificate of Incorporation of the Company (the "Restated Certificate") and the Rights Agreement, to convert shares of Class A Common Stock (and associated preferred stock purchase rights (the "Class A Rights") issued pursuant to the Rights Agreement) into Shares (and associated Rights) and to tender such Shares (and associated Rights) pursuant to the Offer; provided, however, that any such election and conversion will be effective only with respect to such Shares (and associated Rights) as are actually accepted for purchase by the Company pursuant to the Offer.

               THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
               WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
            ON TUESDAY, JUNE 8, 1999, UNLESS THE OFFER IS EXTENDED.

     The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     As promptly as practicable following the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (not greater than $25.50 nor less than $23.50 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, June 8, 1999, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

     Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or Class A Common Stock (or a timely confirmation of a book-entry transfer of such Shares or Class A Common Stock into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), or, in the case of Shares held as Direct Registration Shares, completion of the appropriate portion of the Letter of Transmittal), a properly completed and duly executed Letter of Transmittal (or manually signed copy thereof), or an Agent's Message with a book-entry transfer, and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined in the Offer to Purchase), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

     Utility companies have experienced and will continue to experience a significant increase in the level of competition in the energy supply market, due to a steady industry evolution away from a regulated monopoly energy supply structure toward a more competitive structure. In the context of this progression, the Company's Board of Directors approved on May 10, 1999 a strategic restructuring of the Company's businesses that is intended to maximize stockholder value and better position the Company for the expected future competitive environment. This strategy includes: (1) a recapitalization of the Company through the Offer and a change in the dividend policy for the Shares;
(2) consideration of the potential sale of certain generating plants of the Company's subsidiaries; and (3) the implementation of a productivity improvement and cost reduction program designed to improve overall profitability. Purchasing Shares at a 0.8% to 9.4% premium above their market value on the trading day immediately prior to announcement of the Offer, among other things, enables the Company to increase and accelerate the receipt of cash by holders of Shares.

     Upon the terms and subject to the conditions of the Offer, if more than 14,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will accept for purchase all Shares tendered properly at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis. The Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all such Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100

Shares (including Shares held in a Conectiv Direct(TM) account and Shares issuable upon conversion of shares of Class A Common Stock). If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right. In accordance with applicable regulations of the Securities and Exchange Commission, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer.

     The Company reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to The Bank of New York and making a public announcement thereof.

     Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer, may also be withdrawn after 12:00 Midnight, New York City time, on Wednesday, July 7, 1999. See Section 4 of the Offer to Purchase.

     The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any tenders are made. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and record holders of Class A Common Stock, and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and beneficial owners of Class A Common Stock.

     Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished promptly at the Company's expense.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 207-3156

                      The Dealer Manager for the Offer is:

                         THE BLACKSTONE GROUP L.P. LOGO

                          345 Park Avenue, 31st Floor
                            New York, New York 10154
                           (800) 275-5008 (Toll Free)

May 11, 1999

                                        3